UNITED STATES

                                     SECURITIES AND EXCHANGE COMMISSION
                                                  WASHINGTON ,     D . C .
20549



     DIVISION OF
CORPORATION FINA N CE




February 6, 2019

       Via E-Mail
       Jilliene Helman
       MogulREIT I, LLC
       10780 Santa Monica Blvd.
       Suite 140
       Los Angeles, CA 90025

                   Re:      MogulREIT I, LLC
                            Amendment No. 2 to
                            Offering Statement on Form 1-A
                            Filed January 18, 2019
                            File No. 024-10840

       Dear Helman:

              We have reviewed your amended offering statement and have the following comments.
       In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

            1. We note your response to prior comment 1 and that you have previously filed the subscription agreement. Please specifically identify where the information incorporated by reference can be found and include a hyperlink to the incorporated document on
               EDGAR.

            2. We note your response to prior comment 2 and the arbitration provision in Section 14 of your Subscription Agreement. Please revise your disclosure to more clearly describe the provision, in addition to the following:

                         Describe specifically the basis for your belief that
the provision is enforceable under
                         federal law and state law;
                         Clarify whether the provision applies to claims under
the US federal securities laws
                         and the rules and regulations thereunder; and Jilliene Helman
MogulREIT I, LLC
February 6, 2019
Page 2

          To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

       Please contact Rahul Patel at 202-551-3799 or me at 202-551-3655 with any other questions.


                                                           Sincerely,

                                                           /s/ Sonia Gupta
Barros

                                                           Sonia Gupta Barros
                                                           Assistant Director
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Shannon A. McNulty
       Morris, Manning & Martin, LLP